Exhibit 99.1

ARRIVAL Announces Reverse Stock Split

Aiming to meet the minimum value bid requirement for maintaining listing on Nasdaq.

Company’s authorized share capital will be U.S.$540,000, divided into 54,000,000 Ordinary Shares.

Shareholders’ percentage ownership interest will not be affected.

LUXEMBOURG – April 11, 2023 – Arrival (Nasdaq: ARVL) (“Arrival” or the “Company”), inventor of a unique new method of design and production of electric vehicles (“EVs”), today announced that, pursuant to the approvals granted at the extraordinary general meeting of shareholders held on April 6, 2023 (the “EGM”), the Board of Directors has determined to implement a reverse stock split of all of the Company’s ordinary shares, having an accounting par value (the “Ordinary Shares”), at a ratio of 1-for-50 (the “Consolidation Ratio”).

The Company is undertaking the reverse stock split with the objective of meeting the minimum $1.00 per Ordinary Share bid requirement for maintaining the listing of the Ordinary Shares on The Nasdaq Global Select Market.

At the EGM held on April 6, the Company’s shareholders resolved to approve a share consolidation at a consolidation ratio to be set between 1-for-30 and 1-for-50 by the Board of Directors, a share capital reduction without cancellation of shares, and the related amendment to the articles of association. The Board of Directors has been granted the powers to implement these resolutions.

The Board of Directors also approved amendments to the articles of association of the Company to reflect the consolidation of the Ordinary Shares pursuant to the Consolidation Ratio.

The reverse stock split will be effective at 12:01 a.m. (ET) on Friday, April 14, 2023, and the Ordinary Shares will begin trading on a split-adjusted basis when the Nasdaq Stock Market LLC opens for trading on Friday, April 14, 2023. The Ordinary Shares will continue to trade on The Nasdaq Global Select Market under the trading symbol “ARVL” but will trade under the following new CUSIP number: L0423Q124.

As a result of the reverse stock split, every 50 Ordinary Shares held as of April 12, 2023 (the “Record Date”) will be automatically combined into one Ordinary Share. After giving effect to the reverse stock split, the Company’s authorized share capital will be U.S.$540,000, divided into 54,000,000 Ordinary Shares with an accounting par value. The number of outstanding Ordinary Shares will be reduced from approximately 763,108,955 Ordinary Shares to approximately 15,262,180 Ordinary Shares, to be adjusted for the round-up of fractional shares.

No fractional shares will be created or issued in connection with the reverse stock split. Shareholders who otherwise would be entitled to receive fractional shares because they hold a number of Ordinary Shares not evenly divisible by the Consolidation Ratio will receive an entire Ordinary Share by allocation of treasury shares of the Company, and the Board of Directors may issue, under the authorized capital of the Company, an aggregate number of shares up to the Consolidation Ratio to avoid fractional shares at a Company level.

The reverse stock split will affect all holders of Ordinary Shares uniformly and will not affect any shareholder’s percentage ownership interest in the Company, except as a result of the treatment of fractional shares. Neither will the reverse stock split have any direct impact on the market capitalization of the Company, nor modify any voting rights or other terms of the Ordinary Shares.

Shareholders with shares held in book-entry form or through a bank, broker, or other nominee are not required to take any action and will see the impact of the reverse stock split reflected in their accounts on or after April 14, 2023. Such beneficial holders may contact their bank, broker, or nominee for more information.

The Company’s outstanding warrants, convertible notes and equity-based awards will be proportionately adjusted. As a result of the reverse stock split, the number of Ordinary Shares issuable upon exercise of the Company’s 2,391,666 private warrants (the “Warrants”) will be reduced at a ratio of 50, so that each Warrant will entitle a holder to purchase 0.02 of an Ordinary Share. In accordance with the terms of the warrants, if, upon exercise of a warrant, the holder of such warrant would be entitled to receive a fractional interest in an Ordinary Share, the number of Ordinary Shares to be issued to such holder will be rounded down to the nearest whole number. The exercise price will increase from $11.50 per Ordinary Share to $575.00 per Ordinary Share. In addition, as a result of the reverse stock split, the number of Ordinary Shares issuable upon conversion of the Company’s 3.50% Convertible Senior Notes due 2026 (the “Convertible Notes”) will be reduced at a ratio of 50. Pursuant to and in accordance with the terms of the indenture governing the Convertible Notes, effective immediately after the opening of business on April 14, 2023, the conversion rate of the Convertible Notes will be reduced from 84.2105 Ordinary Shares per U.S.$1,000 principal amount of Convertible Notes to 1.68421 Ordinary Shares per U.S.$1,000 principal amount of Convertible Notes. Participants in the Company’s equity-based plans will be provided with a notice detailing the effect of the reverse stock split on their individual awards.

About Arrival

Arrival’s mission is to master a radically more efficient New Method to design, produce, sell and service purpose-built electric vehicles, to support a world where cities are free from fossil fuel vehicles. Arrival’s in-house technologies enable a unique approach to producing vehicles using rapidly-scalable, local Microfactories. Arrival (Nasdaq: ARVL) is a joint stock company governed by Luxembourg law.

Forward-Looking Statements

This press release contains certain forward-looking statements within the meaning of the federal securities laws, including statements regarding the reverse stock split. Such statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and are based on management’s belief or interpretation of information currently available. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this press release.

Contacts:

Media

pr@arrival.com

Investors

Cody Slach and Tom Colton

Gateway Group

949-574-3860

ARVL@gatewayir.com

IR@arrival.com